UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 [Amendment No. 1 ]

WNC CALIFORNIA HOUSING TAX CREDITS III, L.P.

(Name of the Issuer)

WNC CALIFORNIA HOUSING TAX CREDITS III, L.P.

WNC CALIFORNIA TAX CREDIT PARTNERS III, L.P.

WNC & ASSOCIATES, INC.

WNC INVESTMENT PARTNERS, LLC

WNC COMMUNITY PRESERVATION PARTNERS, LLC

WILFRED N. COOPER, JR.

(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

David N. Shafer, Esq.

WNC & Associates, Inc.

17782 Sky Park Circle

Irvine, California  92614

(714) 662-5565

(Name, Address and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

With a copy to:

Paul G. Dannhauser, Esq.

Derenthal & Dannhauser LLP

1999 Harrison Street

Oakland, California 94612

(510) 350-3070

This statement is filed in connection with (check the appropriate box):

a.	[X] The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
b.	[ ] The filing of a registration statement under the Securities Act of 1933.
c.	[ ] A tender offer.
d.	[ ] None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

Calculation of Filing Fee

$1.00	$0.00
Transaction valuation*	Amount of filing fee

Cash purchase price

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[  ] Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (each, a “Filing Person” and collectively, the “Filing Persons”): WNC California Housing Tax Credits III, L.P. (the “Registrant”), WNC California Tax Credit Partners III, L.P., WNC & Associates, Inc., WNC Investment Partners, LLC, WNC Community Preservation Partners, LLC. and Wilfred N. Cooper, Jr.

Concurrently with the filing of this Schedule 13E-3, the Registrant filed with the SEC a preliminary Consent Solicitation Statement (the “Consent Solicitation Statement”) under Regulation 14A of the Exchange Act, relating to the solicitation of the limited partners of the Registrant to the sale of an asset in which the Registrant has an interest. The approval of the sale will require the affirmative vote of limited partners holding at least a majority-in-interest of the outstanding limited partnership interests in the Registrant.

Item 1. Summary Term Sheet.

The information set forth in the Consent Solicitation Statement under the section entitled “INTRODUCTION” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)  Name and address. The information set forth in the Consent Solicitation Statement under the section entitled “VOTING RIGHTS AND PROCEDURES” is incorporated herein by reference.

(b)  Securities. The information set forth in the Consent Solicitation Statement under the sections entitled “INTRODUCTION” and “VOTING RIGHTS AND PROCEDURES” is incorporated herein by reference.

(c)  Trading market and price. The information set forth in the Consent Solicitation Statement under the section entitled “VOTING RIGHTS AND PROCEDURES” is incorporated herein by reference.

(d)  Dividends. Inapplicable.

(e)  Prior public offerings. Inapplicable.

(f)  Prior stock purchases. Inapplicable.

Item 3. Identity and Background of Filing Person.

(a)  Name and address. The information set forth in the Consent Solicitation Statement under the sections entitled “VOTING RIGHTS AND PROCEDURES,” “MANAGEMENT,” “LP PURCHASER,” and “OTHER MATTERS” is incorporated herein by reference.

(b)  Business and background of entities. The information set forth in the Consent Solicitation Statement under the sections entitled “MANAGEMENT” and “LP PURCHASER” is incorporated herein by reference.

(c)  Business and background of natural persons. The information set forth in the Consent Solicitation Statement under the sections entitled “MANAGEMENT” is incorporated herein by reference.

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Item 4. Terms of the Transaction.

(a)  Material terms. The information set forth in the Consent Solicitation Statement under the sections entitled “PROPOSAL – AMENDMENT TO PARTNERSHIP LPA,” “SPECIAL FACTORS,” “VOTING RIGHTS AND PROCEDURES,” and “ANTICIPATED DISTRIBUTIONS AND ALLOCATIONS” is incorporated herein by reference.

(c)  Different terms. Inapplicable.

(d)  Appraisal rights. The information set forth in the Consent Solicitation Statement under the section entitled “VOTING RIGHTS AND PROCEDURES” is incorporated herein by reference.

(e)  Provisions for unaffiliated security holders. There is no provision made by the Filing Persons specifically in connection with the transaction covered by the Transaction Statement to grant unaffiliated security holders access to the files of any Filing Person or to obtain counsel or appraisal services at the expense of any Filing Person.

(f)  Eligibility for listing or trading. Inapplicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)  Transactions. The information set forth in the Consent Solicitation Statement under the sections entitled “SPECIAL FACTORS,” “CONTINGENCIES,” “MANAGEMENT” and “LP PURCHASER” is incorporated herein by reference.

(b)  Significant corporate events. The information set forth in the Consent Solicitation Statement under the section entitled “SPECIAL FACTORS,” “CONTINGENCIES,” “MANAGEMENT” and “LP PURCHASER” is incorporated herein by reference.

(c) Negotiations or contracts. The information set forth in the Consent Solicitation Statement under the section entitled “SPECIAL FACTORS,” “CONTINGENCIES,” and “MANAGEMENT” is incorporated herein by reference.

(e) Agreements involving the subject company’s securities. The information set forth in the Consent Solicitation Statement under the section entitled “SUMMARY OF THE PARTNERSHIP LPA” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of securities acquired. Inapplicable.

(c) Plans.

(1)	The information set forth in the Consent Solicitation Statement under the section entitled “INTRODUCTION” is incorporated herein by reference.
(2)	The information set forth in the Consent Solicitation Statement under the section entitled “INTRODUCTION” is incorporated herein by reference.
(3)	Inapplicable.
(4)	Inapplicable.
(5)	Inapplicable.
(6)	Inapplicable.
(7)	The information set forth in the Consent Solicitation Statement under the section entitled “OTHER MATTERS” is incorporated herein by reference.
(8)	Inapplicable.

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Item 7. Purposes, Alternatives, Reasons and Effects.

(a)  Purposes.  The information set forth in the Consent Solicitation Statement under the sections entitled “INTRODUCTION” and “SPECIAL FACTORS” is incorporated herein by reference.

(b) Alternatives.  The information set forth in the Consent Solicitation Statement under the sections entitled “INTRODUCTION” and “SPECIAL FACTORS” is incorporated herein by reference.

(c)  Reasons. The information set forth in the Consent Solicitation Statement under the sections entitled “INTRODUCTION” and “SPECIAL FACTORS” is incorporated herein by reference.

(d)  Effects. The information set forth in the Consent Solicitation Statement under the sections entitled “INTRODUCTION,” “ANTICIPATED DISTRIBUTIONS AND ALLOCATIONS” and “SPECIAL FACTORS” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)  Fairness. The information set forth in the Consent Solicitation Statement under the section entitled “SPECIAL FACTORS” is incorporated herein by reference.

(b)  Factors considered in determining fairness. The information set forth in the Consent Solicitation Statement under the sections entitled “INTRODUCTION,” “SPECIAL FACTORS,” and “ANTICIPATED DISTRIBUTIONS AND ALLOCATIONS” is incorporated herein by reference.

(c)  Approval of security holders. The information set forth in the Consent Solicitation Statement under the section entitled “VOTING RIGHTS AND PROCEDURES” and “SPECIAL FACTORS” is incorporated herein by reference.

(d)  Unaffiliated representative. The information set forth in the Consent Solicitation Statement under the section entitled “SPECIAL FACTORS” is incorporated herein by reference.

(e)  Approval of directors. The information set forth in the Consent Solicitation Statement under the section entitled “SPECIAL FACTORS” is incorporated herein by reference.

(f)  Other offers. The information set forth in the Consent Solicitation Statement under the section entitled  “SPECIAL FACTORS” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)  Report, opinion or appraisal. The information set forth in the Consent Solicitation Statement under the section entitled “SPECIAL FACTORS” is incorporated herein by reference.

(b)  Preparer and summary of the report, opinion or appraisal. The information set forth in the Consent Solicitation Statement under the section entitled “SPECIAL FACTORS” is incorporated herein by reference.

(c)  Availability of documents. The information set forth in the Consent Solicitation Statement under the section entitled “SPECIAL FACTORS” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)  Source of funds. The information set forth in the Consent Solicitation Statement under the section entitled “CONTINGENCIES” is incorporated herein by reference.

(b)  Conditions. The information set forth in the Consent Solicitation Statement under the section entitled “CONTINGENCIES” is incorporated herein by reference.

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(c)  Expenses. The information set forth in the Consent Solicitation Statement under the section entitled “ANTICIPATED DISTRIBUTIONS AND ALLOCATIONS” is incorporated herein by reference.

(d)  Borrowed funds. Inapplicable.

Item 11. Interest in Securities of the Subject Company.

(a)  Securities ownership. The information set forth in the Consent Solicitation Statement under the section entitled “VOTING RIGHTS AND PROCEDURES” is incorporated herein by reference.

(b)  Securities transactions. Inapplicable.

Item 12. The Solicitation or Recommendation.

(d)  Intent to tender or vote in a going-private transaction. Inapplicable.

(e)  Recommendations of others. Inapplicable.

Item 13. Financial Statements.

(a)  Financial information. The information set forth in the Consent Solicitation Statement under the section entitled “FINANCIAL INFORMATION” is incorporated herein by reference.

(b)  Pro forma information. Inapplicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations or recommendations. Inapplicable.

(b)  Employees and corporate assets. Inapplicable.

Item 15. Additional Information.

(b)  Inapplicable.

(c)  Other material information. The information set forth in the Consent Solicitation Statement is incorporated herein by reference.

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Item 16. Exhibits.

(a)  Disclosure materials.

(i) Consent solicitation materials being furnished to security holders. (Incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on December 4 , 2013, as amended.)

(b)  Loan Agreement.  Inapplicable.

(c)  Any report, opinion or appraisal.

(i)  Gill Group appraisal dated October 23, 2012 , filed as an exhibit to the Rule 13e-3 Transaction Statement filed with the Securities and Exchange Commission by the Filing Persons on October 25, 2013, is hereby incorporated herein by this reference.

(ii)  Addendum dated October 1, 2013 to Gill Group appraisal dated October 23, 2012 , filed as an exhibit to the Rule 13e-3 Transaction Statement filed with the Securities and Exchange Commission by the Filing Persons on October 25, 2013, is hereby incorporated herein by this reference.

(d)  Agreements involving the subject company’s securities; agreements, regulatory requirements and legal proceedings.

(i)  The Registrant’s Agreement of Limited Partnership dated as of October 5, 1992, filed with the Securities and Exchange Commission by the Registrant as Exhibit 28.1 to Form 10-K for the year ended December 31, 1994, is hereby incorporated as an exhibit herein by this reference.

 (f)  Statement regarding security holders’ appraisal rights. Inapplicable.

(g)  Written solicitation instructions. Inapplicable.

[balance of page intentionally blank]

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Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4 , 2013

WNC CALIFORNIA HOUSING TAX CREDITS III, L.P., a California limited partnership

By:	/s/ DAVID N. SHAFER
David N. Shafer, Executive Vice President of WNC & Associates, Inc., managing general partner of WNC
California Tax Credit Partners III, L.P., managing general partner

WNC CALIFORNIA TAX CREDIT PARTNERS III, L.P., a California limited partnership

By:	/s/ DAVID N. SHAFER
David N. Shafer, Executive Vice President of WNC & Associates, Inc., managing general partner

WNC & ASSOCIATES, INC., a California corporation

By:	/s/ DAVID N. SHAFER
David N. Shafer, Executive Vice President

WNC INVESTMENT PARTNERS, LLC, a California limited liability company

By:	/s/ WILFRED N. COOPER, JR.
Wilfred N. Cooper, Jr., manager

WNC COMMUNITY PRESERVATION PARTNERS, LLC, a California limited liability company

By:	/s/ WILFRED N. COOPER, JR.
Wilfred N. Cooper, Jr., manager of WNC Development Partners, LLC, manager

/s/ WILFRED N. COOPER, JR.
Wilfred N. Cooper, Jr.

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